Exhibit 99.1

36Kr Holdings Inc. Announces Strategic Collaboration with Youku to Enhance Content Commercialization

BEIJING, September 23, 2020 / GLOBE NEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced a business collaboration agreement (the “Agreement”) with Youku Tudou Inc. (“Youku”), a leading online long-form video platform in China and a key distribution platform for digital media and entertainment content under Alibaba Group (“Alibaba”). The collaboration with Youku will help further expand the Company’s content ecosystem and accelerate the commercialization of its content productions.

Pursuant to the Agreement, 36Kr and Youku will jointly develop pan-commercial themed video programs to enrich the Company’s content ecosystem and attract more renowned content creators in the commercial vertical. The integration of 36Kr’s stellar content production capabilities and Alibaba’s leading presence in digital media and entertainment video offerings coupled with its robust user communities, will further empower the Company to deliver premium business-related content with concentrated exposure while accelerating the monetization of the Company’s content offerings.

The first video program co-produced by 36Kr and Youku, has been launched in September 2020, on both companies’ platforms. This debut program covers a variety of topics, including industry policy interpretations, primary market investment case studies, investment opportunities, and dialogues with KOLs in the commercial space. Beyond the program, 36Kr and Youku plan to consistently optimize and enhance the content cooperation throughout the partnership based on data analysis of user feedback.

Mr. Dagang Feng, co-chairman and chief executive officer of 36Kr, commented, “We are thrilled and honored to partner with Youku. This strategic collaboration demonstrates the attractiveness of our business-themed content portfolios and is a remarkable testament to 36Kr’s superior content generation capabilities. Aside from the engaging commercial-related articles we have issued over the years, our newly generated content in video format has also garnered positive user feedback. We believe there are enormous commercial opportunities for content creation, where a creative idea can generate robust viewership and appeal to millions of consumers. We look forward to cooperating with Youku to nurture talented content creators and produce extensive and diverse high-quality content, while unleashing more opportunities for New-Economy participants.”

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China’s New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China’s New Economy.

About Youku

Youku, the leading online video platform in China, is one of the core businesses of Alibaba Group’s digital media and entertainment business and is part of the group’s “Double H” strategy. Youku currently supports PC, TV and mobile three types of terminals, in copyright, co-production, homemade, user-generated content (UGC), professionally generated content (PGC) and live streaming. The scale of daily paying users of Youku is growing steadily and healthily, with a year-on-year growth of more than 60% in Q1 of fiscal year 2021 (as of the end of June).

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business conditions globally and in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

For 36Kr in China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 5825-4188

E-mail: ir@36kr.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

For 36Kr in the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com

For Youku:

Weijia Huang

E-mail: huangweijia@alibaba-inc.com